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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

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FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For June 30 2003

Song Networks Holding AB

(Translation of registrant's name into English)

Gustav III:s Boulevard 18, Box 712

SE-169 27 Solna, Sweden

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...√..... Form 40-F........

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......No...√....

Exhibits

  Pressrelease, dated June 25, 2003: " Song Networks sells network to Kinda"

Press release

Stockholm June 25, 2003

Song Networks sells network to Kinda

Song Networks Svenska AB is today selling the Kisa and Rimforsa metro network to Kinda municipality. It is costing the authority SEK 3.5 million, who, for their part, will take over the operation and administration of the network.

"Running a metro network optimally requires local presence and knowledge of the area. We're, therefore, pleased to see Kinda municipality, in Östergötland, take over the network and continue to develop the enterprise to the benefit of the region," says Mats Lundqvist, Deputy Managing Director of Song Networks.

The sale is a natural progression of a long-term business relationship, as Kinda municipality has been the metro network's biggest customer for some time. The deal now enables the municipality to pursue collaborative work with neighbouring areas.

"With our own network, we can develop new IT services in cooperation with neighbouring authorities. For example, we'll be able to offer residents and businesses Internet connection at a competitive price. We're delighted with the purchase," says Alberto Necovski from Kinda municipality.

Song Networks Svenska AB is a wholly-owned subsidiary of Song Networks Holding AB (Stockholmsbörsen: SONW).

For information, please contact:

Song Networks Svenska AB Kinda Kommun

Mats Lundqvist, Deputy Managing Director Alberto Necovski, IT Manager

Phone: +46 8 5631 0712 Mobile: +46 705 107 991

Mobile: +46 701 810 712

About Song Networks,

(Stockholmsbörsen: SONW) Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, Internet and voice to businesses in the Nordic region. The Company has built local access networks in the largest cities in the Nordic region. The Company was founded in 1995 in Sweden and have approximately 830 employees per March 2003.

The head office is located in Stockholm and Song Networks have 24 offices located in the Nordic region.

www.songnetworks.net

The information and statements contained in this release that are not historical facts are forward-looking statements, which involve predictions by Song Networks' management. Song Networks can give no assurance that the future results expressed or implied by such statements will be achieved or that, if achieved, such results will be indicative of the results in subsequent periods. Actual events or results may differ materially as a result of risks facing Song Networks. Such risks include, but are not limited to: changes in business conditions; changes in service offerings; and risks associated with Song Networks' limited operating history, entry into developing markets, managing rapid growth, and acquisitions and strategic investments; international operations; dependence on effective information and billing systems; future capital needs; and risks of regulatory developments; any of which could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2003

By: /s/ Tomas Franzén

Name: Tomas Franzén

Title: President and Chief Executive Officer